NEWS RELEASE 08-09	MARCH 25, 2008

FRONTEER’S GLOBAL EXPLORATION PROGRAM AIMS TO DOUBLE GOLD RESOURCE BASE

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) is pleased to announce a global exploration program that aims to double the Company’s gold resource base over the next two years.

Among its extensive pipeline of gold projects in Nevada and northwestern Turkey, Fronteer currently has a full or partial interest in five growing gold deposits with NI 43-101 resource estimates. Fronteer’s current attributable global estimate comprises:

  A measured and indicated resource of 3.72 million ounces gold equivalent; and
  An inferred resource of 1.15 million ounces gold equivalent (see table below).

Fronteer aims to add significant gold ounces to its resource base and Company value by expanding existing deposits with NI 43-101 compliant resources ounces, completing project-first resource estimates and finishing preliminary economic assessments.

“We believe there is an opportunity for Fronteer to become the next high-quality, mid-tier company in the gold sector,” says Fronteer President and CEO Dr. Mark O’Dea. “Over the next two years, we aim to add another five-million gold-equivalent ounces to our resource base and advance key projects toward development. Several of our most exciting projects are currently unquantified in terms of their size and intrinsic value and are anticipated to play an important role in Fronteer’s near-term growth.”

Through various agreements and strategic investments, Fronteer will have exposure of up to $67 million (all financial terms US$) in exploration/development at a cost to the Company of approximately $16.4 million (see table below).

Fronteer has also strengthened its senior geological team with the recent additions of Chief Exploration Geologist Dr. Ross Sherlock, formerly of Miramar Mining Corp, and Senior Geoscientist Dr. Moira Smith, formerly of Electrum USA and Teck Cominco. Sherlock played a senior role in exploration programs at the Hope Bay project which led to successive significant resource expansions and ultimately the acquisition of Miramar by Newmont Mining Corp in late 2007. Sherlock will focus on Fronteer’s advanced projects, including definition drilling, resource expansion and resource modeling. Smith played a major role in the discovery and delineation of the Pogo Gold Deposit in Alaska with Teck Cominco. Smith will be actively involved in developing new promising targets among Fronteer’s early-stage Nevada gold projects.

FIRST-TIME RESOURCE ESTIMATES

Long Canyon

The Long Canyon project defines a new gold trend in Nevada and has the potential to become a multimillion ounce gold system. This emerging deposit features an open-ended zone of near-surface, Carlin-style, oxide-gold mineralization. Long Canyon has encouraging grade and tonnage potential and remains open for expansion in all directions. Plans for 2008 include an initial $3.2 -million, 11,500-metre drilling program to extend the deposit along strike to the northeast, southwest, and down dip, with the goal of producing a project-first NI 43-101 resource.

Halilaga

While still at a relatively early stage with 12 drill holes defining an area called the Central Zone, Halilaga has many of the hallmarks of a world-class, copper-gold deposit in terms of size and grade, as well as excellent infrastructure. Teck Cominco Limited's Turkish subsidiary ("TCAM") earned-back a 60% interest in Halilaga and is solely funding a US$3 million exploration program at Halilaga in 2008. TCAM can earn an additional 10% in the project, by electing before December 31, 2008, to complete a feasibility study on the project within four years of the election date. The planned 2008 exploration program will nearly double last year's initial drill program from 6,000 metres to a target of 11,000 metres. Plans include important grid drilling at the known copper-gold discovery and highly promising untested target areas with similar geophysical and geochemical signatures as the Central Zone. Fronteer anticipates completing Halilaga’s first resource estimate by early 2009.

RESOURCE EXPANSIONS AT EXISTING DEPOSITS

Northumberland

Fronteer has a 100% interest in Northumberland, one of the largest undeveloped Carlin-style deposits in Nevada. The project has a NI 43-101 resource estimate of 2.06 million ounces of gold (measured and indicated), 0.40 million ounces of gold (inferred), and 5.11 million ounces silver (inferred). Fronteer plans to complete an updated resource estimate by the end of second quarter, which will incorporate drill results from the past three years. Plans for Northumberland in 2008 include an initial $3.8 -million budget focused on expansion and infill drilling, resource estimation and scoping studies.

Sandman

Sandman provides Fronteer with exposure to potential near-term production funded by its senior Nevada partner, Newmont. Located near Newmont’s Twin Creeks mill, Sandman features four partially defined near-surface gold deposits. Sandman currently has a combined NI 43-101 resource estimate of 271,900 ounces (measured and indicated) and 38,000 ounces (inferred) gold. As part of a Letter of Intent agreement, Newmont is to spend $3 million in exploration and development at Sandman in 2008, including active drill programs to expand the size of known deposits and define new mineralized zones. Fronteer will be exposed to $14 million in exploration as Newmont advances Sandman to a production decision within 36 months to earn a 51% interest (see Feb. 6, 2008, press release).

Kirazli and Agi Dagi

Agi Dagi and Kirazli are part of an emerging gold and copper-gold district built by Fronteer in northwestern Turkey that is still in its exploration infancy. TCAM earned-back a 60% interest in both Agi Dagi and Kirazli. Fronteer’s combined resource estimate for both projects stands at 1.5 million ounces of gold with 9.1 million ounces of silver (measured + indicated), and 1.6 million ounces of gold with 6.7 million ounces of silver (inferred), for an overall gold equivalent resource of 3.5 million ounces. Fronteer believes there is still significant resource upside at Kirazli and Agi Dagi. A planned 2008 $1-million, exploration program, including 2500 m drilling operated by TCAM, will test additional targets in this district.

PRE-FEASIBILITY PROJECTS

Fronteer has a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium exploration and development company. Aurora recently announced that a total resource estimate for its pipeline of six growing uranium deposits in coastal Labrador has produced:

  A measured and indicated resource of 83.9 million pounds of U3O8 (uranium); and
  An inferred resource of 49.8 million pounds of U3O8.

Aurora just completed a 20,000-metre winter program of in-fill, confirmation, and geotechnical drilling at its Michelin and Jacques Lake deposits and anticipates completing a pre-feasibility study on these deposits by end of year or first quarter of 2009. There is no additional information to report on Nunatsiavut Government consultations since Fronteer’s March 11, 2008, press release.

FRONTEER’S ATTRIBUTABLE GOLD-EQUIVALENT OUNCES:

Project (FRG’s % ownership)	M+I ounces	Grade (oz/ton)	Inferred ounces	Grade (oz/ton)
Kirazli (40%)	154,400	0.033	402,800	0.041
Agi Dagi-Deli (40%)	368,400	0.046	207,600	0.048
Agi Dagi-Baba (40%)	163,600	0.021	94,800	0.021
Northumberland (100%)	2,058,000	0.067	399,000	0.091
Zaca (100%)	700,000	0.026	11,000	0.033
Sandman (100%)	271,900	0.034	38,000	0.027
TOTALS	3,716,300		1,153,200

*Teck Cominco’s Turkish subsidiary, TCAM, has a 60% interest in Kirazli and Agi Dagi projects. As part of a Letter of Intent, Newmont Mining Corporation can secure a 51% interest in Sandman if it meets earn-in requirements over a three-year period. See further details below as to the qualified persons responsible for the above noted resource estimates and the relevant assumptions used. Detailed resource tables for Turkey can be found at: http://www.fronteergroup.com/?q=content/turkey-resource-estimate-tables. Detailed resource tables for Nevada can be found at: http://www.fronteergroup.com/?q=content/nevada-resource-estimate-tables.

FRONTEER’S EXPLORATION/DEVELOPMENT EXPOSURE:

Project	Exploration/Development Budget ($M)	Cost to Fronteer
Sandman	3	0
Northumberland	3.8	3.8
Long Canyon	3.2	3.2
Nevada pipeline	7	7
Agi Dagi/Kirazli	1	0.4
Halilaga	3	0
Regional Turkey	2	2
Aurora	44	0
Total	$67M	$16.4M
*Approximate budget. Teck Cominco’s Turkish subsidiary, TCAM, has a 60% interest in Kirazli, Halilaga and Agi Dagi projects. TCAM can earn an additional 10% in Halilaga. As part of a Letter of Intent, Newmont Mining Corporation can secure a 51% interest in Sandman if it meets earn-in requirements over a three-year period, including spending $3M in 2008. Fronteer has a 42.3% interest in Aurora Energy Resources.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three excellent gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Director, Communications
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Mineral resources are not mineral reserves and do not have demonstrated economic viability, and there is no guarantee that any resource will become a reserve.

Nevada: Michael Gustin, Ph.D., of Mine Development Associates (“MDA”), Reno, Nevada, is designated as a Qualified Person for the Northumberland and Sandman resource estimates, with the ability and authority to verify the authenticity of, and validity of, this data. Mineral resources have been estimated by MDA in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The Northumberland resource estimate is from the 43-101 Compliant Report: Technical Report, Northumberland Project, Nye County, Nevada, USA, November 1, 2007, by Mine Development Assoc. for Fronteer. The gold cut-off grades (expressed in ounces of gold per ton) for the Northumberland Project measured, indicated and inferred resources are 0.01 for oxide material, 0.04 for shallow sulfide material and 0.10 for deep sulfide material. The inferred silver resource includes only silver lying within the modeled gold zones and within blocks that exceed the gold cut-off grades; no silver cut-off is applied. The Sandman mineral resource expressed is based on the technical report prepared by MDA as of November 1, 2007. The cut-off grade (expressed in ounces of gold per ton) for Sandman Project measured, indicated and inferred resources is 0.01 oz Au/ton for all of the shallow deposits and 0.02 oz Au/ton for the deeper zones at the Southeast Pediment deposit. Steven Ristorcelli, P. Geo, of Mine Development Associates (“MDA”), Reno, Nevada, is designated as a Qualified Person for the Zaca resource estimate, with the ability and authority to verify the authenticity of, and validity of, this data. The Zaca resource estimate is based on the technical report prepared by MDA as of November 1, 2007. The cut-off grade (expressed in ounces of gold per ton) for the Zaca Project measured, indicated and inferred resources is 0.01 ounces of gold equivalent per ton. For further details on how the Northumberland, Sandman and Zaca resources were calculated, please view the technical reports, at www.sedar.com. Detailed resource tables for Nevada can also be found at: http://www.fronteergroup.com/?q=content/nevada-resource-estimate-tables.

Turkey: Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Agi Dagi and Kirazli Projects in NW Turkey. Fronteer has a pro forma 40% share as part of joint venture with Teck Cominco. Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli and Kirazli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve. For further details on how these resources were calculated, please view the technical reports, dated Aug. 1, 2007, at www.sedar.com. Detailed resource tables for Turkey can also be found at: http://www.fronteergroup.com/?q=content/turkey-resource-estimate-tables.

Labrador/Aurora: Christopher Lee, P. Geo, Chief Geoscientist for Aurora Energy Resources Inc., is the designated Qualified Person for the CMB resource estimates. Aurora’s CMB Mineral Resources are reported at cut-off grades that contemplate underground (0.05% U3O8) and open pit (0.03% U3O8) mining scenarios, based on preliminary economic assumptions, and may be refined with more in-depth economic analyses. All estimates were conducted using 3D geological solids defined by a combination of stratigraphy, alteration and grade, and hand-digitized on 25-50 metre cross-sections in Gemcom software. Assay composites were generated from capped U3O8 grades within these solids and used to interpolate grades into 3D block models, using either ordinary kriging (Michelin, Jacques Lake) or anisotropic inverse distance squared weighting (Rainbow, Gear, Inda, Nash). Optimum search parameters (ranges, orientations, number of samples) were chosen to reflect modeled or interpreted grade continuity, low and high grade populations, and sample density. A single mean specific gravity, as measured from 22 to 329 samples of mineralized rock, was used for each deposit. Mineral resources for the satellite deposits (Rainbow, Gear, Inda, Nash) are reported for only those blocks located less than 300 metres from surface. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number of drill holes, average distance of samples used in each block estimate, and geological confidence. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve. Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. A detailed resource table can be found at: http://www.fronteergroup.com/?q=content/fronteer%26%23039%3Bs-aurora-exceeds-annual-resource-target%2C-adds-four-projects.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential for production, potential timing of receipt of permits, project registration and classification of future mineral resources and potential size of mineralized zones/deposits, timing of resource estimate and size and type of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, uranium and copper, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, relationships with aboriginal peoples and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.